SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated December 15, 2022

TRANSLATION

City of Buenos Aires, December 15, 2022.

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re:	Related Party Agreement - Aerolíneas Argentinas S.A.

Dear Sirs:

Pursuant to the Regulations of the National Securities Commission (Comisión Nacional de Valores) and the terms of Article 73 of Law No. 26,831, we hereby inform that the report of the Audit Committee is available to the shareholders at the registered office of YPF S.A. (the “Company”), located at Macacha Güemes 515, City of Buenos Aires, in which the Audit Committee has issued its opinion regarding the supply agreement with Aerolíneas Argentinas S.A., concluding that the terms and conditions thereof are in accordance with normal and usual market standards for agreements entered into for similar operations between independent parties.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 15, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer